UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Pamrapo Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

697738102

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 697738102	Page 2 of 7 Pages

1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) William J. Campbell
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 325,756.888
6) SHARED VOTING POWER 275,600
7) SOLE DISPOSITIVE POWER 325,756.888
8) SHARED DISPOSITIVE POWER 275,600

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 601,356.888
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.2%
12)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 697738102	Page 3 of 7 Pages

1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) William J. Campbell Grantor Retained Annuity Trust EIN # 20-6797934
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) SOLE VOTING POWER 0
6) SHARED VOTING POWER 275,600
7) SOLE DISPOSITIVE POWER 0
8) SHARED DISPOSITIVE POWER 275,600

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,600
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12)	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 7 Pages

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

Pamrapo Bancorp, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

611 Avenue C Bayonne, New Jersey 07002

Item 2	(a)	Name of Person Filing:

		1.	William J. Campbell

		2.	William J. Campbell Grantor Retained Annuity Trust

	(b)	Address of Principal Business Office or, if none, Residence:

		1.	611 Avenue C Bayonne, New Jersey 07002

		2.	599 Avenue C Bayonne, New Jersey 07002

	(c)	Citizenship:

		1.	United States

		2.	Florida

	(d)	Title of Class of Securities:

Common Stock, par value $.01 per share

	(e)	CUSIP Number:

697738102

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 5 of 7 Pages

Item 4	Ownership:

	(a)	Amount beneficially owned:

		1.	601,356.888

		2.	275,600

	(b)	Percent of class:

		1.	12.2%

		2.	5.6%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

			1.	325,756.888

			2.	0

		(ii)	Shared power to vote or to direct the vote:

			1.	275,600

			2.	275,600

		(iii)	Sole power to dispose or to direct the disposition of:

			1.	325,756.888

			2.	0

		(iv)	Shared power to dispose or to direct the disposition of:

			1.	275,600

			2.	275,600

Item 5	Ownership of Five Percent or Less of a Class:

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

	Beneficiaries of the William J. Campbell Grantor Retained Annuity Trust (the “Trust”) have the right to receive, upon termination of the Trust, the property of the Trust or the proceeds from the sale of the property of the Trust, which is currently comprised of 275,600 shares of Pamrapo Bancorp, Inc. common stock, par value $.01 per share.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

	Not applicable.

Item 8	Identification and Classification of Members of the Group:

	The identity of each member of the group jointly making this filing on Schedule 13G is set forth on Exhibit A attached hereto.

Item 9	Notice of Dissolution of Group:

	Not applicable.

Item 10	Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 13, 2009

/s/ WILLIAM J. CAMPBELL
William J. Campbell

/s/ DONALD D. CAMPBELL
Donald D. Campbell
Co-trustee,
William J. Campbell Grantor Retained Annuity Trust

/s/ EUGENE CAMPBELL
Eugene Campbell
Co-trustee,
William J. Campbell Grantor Retained Annuity Trust

EXHIBIT A

1.	William J. Campbell
2.	William J. Campbell Grantor Retained Annuity Trust